

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Eric S. Yuan
President and Chief Executive Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard, 6th Floor
San Jose, California 95113

> **Re: Zoom Video Communications, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 21, 2018**
> **CIK No. 0001585521**

Dear Mr. Yuan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 21, 2018

Prospectus Summary, page 3

1.   You state that as of January 31, 2019, a [currently blank]% of your customers in the past 12 months with more than $[currently blank] of annual recurring revenue (ARR) started with at least one free host prior to subscribing. Please tell us why you are providing this information for only a subset of your customer base (i.e., those customers with more than a certain dollar amount of ARR) and how this information is useful to investors. Also, revise to disclose how you calculate ARR.

2.   Please provide appropriate context regarding your disclosure on page 54 that you have "millions of happy users." Include a definition of user in the prospectus summary where the term is first used. Explain the time period in which the number of users was

counted and explain how you calculated the number. To the extent material, disclose how the number of users compares with the total number of hosts and customers.

The Offering, page 11

3.   Please tell us why the number of shares outstanding after the offering excludes the Class A common stock that will be issuable upon conversion of the convertible promissory notes. In this regard, we note that such notes will automatically convert into common stock upon the IPO if not previously converted.

Risk Factors
Risks Related to Our Business and Our Industry
We are subject to governmental export and import controls..., page 29

4.   You state that you may have allowed access to your platform and associated products and software to some customers in apparent violation of U.S. economic sanctions and export control laws. Iran, North Korea and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Sudan also is designated as a state sponsor of terrorism, is subject to U.S. export controls and, until recently, was subject to U.S. economic sanctions. You do not include disclosure about contacts with those countries. Please tell us whether your apparent violation of U.S. economic sanction laws relates to Iran, North Korea, Sudan and/or Syria. If so, please describe to us the nature and extent of your past, current and anticipated contacts with those countries, including with their governments, whether through resellers, strategic partners, customers or other direct or indirect arrangements.

Market and Industry Data, page 46

5.   Please revise to clarify that you commissioned the 2017 study by Forbes Insights, which you reference on page 74. Additionally, file a consent from Forbes Insights as an exhibit to the registration statement pursuant to Securities Act Rule 436.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 54

6.   You disclose that your average customer Net Promoter Score (NPS) was over 70 in 2018. Please revise to provide context for this statement, including a brief explanation of this measure and its scoring system.

Key Factors Affecting Our Performance, page 55

7.   You state that your business depends on your ability to attract new customers, retain and upsell existing customers and upgrade free hosts. Please tell us whether any metrics are used to monitor the extent to which you acquire new customers, retain or upsell existing customers and convert free hosts to paid hosts. If so, include a quantified discussion of

such metrics for each period presented and describe how each is calculated. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Our Go-to-Market Model, page 55

8. Please tell us the percentage of revenue generated from your large enterprise accounts for each period presented. To the extent such customers did not comprise a material portion of your current or historical revenues, revise to also disclose the number of non-enterprise customers or total number of customers for each period presented. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Results of Operations
Comparison of the Fiscal Years Ended January 31, 2017 and 2018
Revenue, page 59

9. You disclose that the increase in revenue was primarily attributable to the addition of new customers, an increase in users and sales of additional services to existing customers. Please revise to quantify the relative contribution of each of these factors. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Critical Accounting Policies and Estimates
Common Stock Valuations, page 70

10. Please provide us with a breakdown of all equity awards granted to date in fiscal 2019 including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Business, page 72

11. Please describe any cancellation provisions included in your contracts and tell us whether your customers are required to pay penalties for early cancellation. Also, revise to disclose the average term for your multi-year contracts.

Our Platform, page 75

12. You state that Bayada Home Health Care averages 2,000 Zoom meetings a week while it averaged under 100 meetings a week using several applications for video conferencing prior to Zoom. Please provide additional context by disclosing the time period during which you counted these meetings by Bayada. Further, disclose how the 2,000 Zoom meetings a week compares to the average of the Zoom meetings held per week for all of your customers and/or hosts.

Our Competitive Strengths, page 76

13.   Tell us how your dollar-based net retention rate is used in monitoring the success of your user adoption model. Also, revise to describe how such rate is calculated and provide such information for all periods presented.

Management, page 84

14.   We note that several of your directors, including Carl Eschenbach and Santiago Subotovsky, have affiliations with your major stockholders. Please revise this section to describe any arrangement or understanding between any director and any other persons pursuant to which the director was selected to serve on the company's board. We note the reference to a voting agreement in the Investors' Rights Agreement which you submitted as an exhibit. Refer to Item 401(a) of Regulation S-K.

Certain Relationships and Related Party Transactions
Transactions with Veeva Systems Inc., page 101

15.   You disclose that you have entered into a service agreement with Veeva Systems Inc., recognized revenues of $1.4 million from services provided to Veeva during the fiscal year ended January 31, 2018 and that one of your directors is Veeva's CEO. Please tell us whether you intend to file your service agreement with Veeva. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Capital Stock, page 106

16.   Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law or under your amended and restated certificate of incorporation.

General

17.   We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

18.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Alex K. Kassai, Esq.